UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Under the Securities Exchange Act of 1934

GreenHunter Energy, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

39530A104

(CUSIP Number)

Paul M. Johnston, Esq.

Senior Vice President and General Counsel

Magnum Hunter Resources Corporation

777 Post Oak Blvd, Suite 650

Houston, Texas 77056

(832) 369-6986

Copy To:

David E. Morrison, Esq.

Fulbright & Jaworski L.L.P.

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201-2784

(214) 855-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39530A104

(1)	Names of reporting persons. Magnum Hunter Resources Corporation Tax I.D. No.: 86-0879278
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,726,722[1]
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,726,722[1]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,726,722[1]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.5%[2]
(14)	Type of reporting person (see instructions) CO

[1]

Includes 1,846,722 shares of Common Stock (as defined in Item 1, below) and 880,000 shares of Common Stock that are issuable upon conversion of the Convertible Note at a conversion price of $2.50 per share (as defined in Item 4 below), excluding shares of Common Stock issuable upon conversion of accrued interest.

[2]	Based on 25,886,392 shares of Common Stock outstanding as represented in the Quarterly Report on Form 10-Q filed by GreenHunter Energy, Inc. on November 14, 2011.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $0.001 per share (the “Common Stock”), of GreenHunter Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are 1048 Texan Trail, Grapevine, Texas 76051.

Item 2. Identity and Background

(a) The name of the person filing this statement is Magnum Hunter Resources Corporation, a Delaware corporation (“MHR” or the “Reporting Person”).

(b) The business address of the Reporting Person is 777 Post Oak Boulevard, Suite 650, Houston, Texas 77056.

(c) The Reporting Person is an independent oil and gas company engaged in the acquisition, development and production of oil and natural gas, primarily in West Virginia, Kentucky, Ohio, North Dakota, Texas and Saskatchewan, Canada. MHR is a Delaware corporation and was incorporated in 1997.

(d) Neither the Reporting Person nor, to the knowledge of the Reporting Person without inquiry, any person identified on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person without inquiry, any person identified on Schedule A attached hereto during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the directors and executive officers of the Reporting Person named in Schedule A attached hereto are citizens of the United States, except that R. Glenn Dawson is a citizen of Canada.

Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person as of the date hereof.

Item 3. Source and Amount of Funds and Other Considerations

The Reporting Person acquired beneficial ownership of the reported shares of Common Stock through its wholly owned subsidiary, Triad Hunter LLC, a Delaware limited liability company (“Triad”), as part of the sale by Triad of 100% of the membership interests in Hunter Disposal, LLC, a Delaware limited liability company, to the Issuer pursuant to an Equity Purchase Agreement (the “Sale”). The Sale is described more fully in Item 4 below, which description is incorporated herein by reference.

In connection with the Sale, the Reporting Person acquired rights under certain service agreements between the Reporting Person and certain affiliates of the Issuer (the “Service Agreements”). Under the Service Agreements, affiliates of the Issuer have agreed to provide water disposal capacity rights and tank rental services for affiliates of the Reporting Person in Ohio, West Virginia, and Kentucky.

In addition, the Reporting Person acquired certain piggyback registration rights under a Registration Rights Agreement, dated February 17, 2012, which gives the Reporting Person the right to participate in the registration of securities of the Issuer with the Securities and Exchange Commission.

Item 4. Purpose of Transaction

As described in Item 3 above, which description is incorporated herein by reference, on February 17, 2012, Triad and the Issuer entered into the Equity Purchase Agreement, pursuant to which the Issuer obtained 100% of the membership interests in Hunter Disposal, LLC for a purchase price of $8,800,000, subject to adjustment for working capital, earnings, and other adjustments, consisting of: $2,200,000 in cash; 22,000 shares of 10% Series C Cumulative Preferred Stock of the Issuer (the “Preferred Stock”) valued at $2,200,000; 1,846,722 shares of Common Stock valued at $2,200,000; and a Convertible Promissory Note in the amount of $2,200,000 convertible into 880,000 shares of Common Stock, excluding shares of Common Stock issuable upon conversion of accrued interest (the “Convertible Note”). The Reporting Person intends to hold its Common Stock for investment purposes.

(a) Under the terms of each of the Certificate of Designations, Rights, Number of Shares and Preferences of the Preferred Stock (the “Certificate of Designations”), the Reporting Person is entitled to receive dividend payments in the form of cash or shares of Common Stock if the Issuer fails to pay four quarterly dividends (a “Dividend Default”), which payments will continue until the Dividend Default has been cured in accordance with the terms of the Certificate of Designations. The Reporting Person also has the right to convert shares of Preferred Stock into shares of Common Stock upon a change of control of the Issuer.

Under the terms of the Convertible Note, the Reporting Person may at any time or from time to time exercise conversion rights with respect to all or any portion of the outstanding principal and accrued interest of the Convertible Note by giving written notice within five days of the conversion. Upon conversion, the Reporting Person has the right to receive one share of Common Stock for each $2.50 of principal and accrued interest converted.

(b) Not applicable.

(c) Not applicable.

(d) Under the terms of the Certificate of Designations, if a Dividend Default occurs or if the Preferred Stock is delisted from a national exchange, the holders of Preferred Stock and any other series of parity shares upon which like voting rights have been conferred and are exercisable, voting as a single class, will be entitled to elect two additional directors at any annual or special meeting of stockholders of the Issuer. The terms of such directors will terminate as soon as the Dividend Default has been cured in accordance with the terms of the Certificate of Designations or the Preferred Stock is listed on a national exchange. In addition, the affirmative vote of the holders of at least two-thirds of the Preferred Stock is required to effect any change in the terms of the Certificate of Designations or the Certificate of Incorporation of the Issuer that materially and adversely affects the rights, preferences or voting power of the holders of Preferred Stock.

(e) Not applicable.

(f) Not applicable.

(j) Certain individuals are affiliated with the Reporting Person and the Issuer. Gary C. Evans is the Chairman and Chief Executive Officer and a director of the Issuer and the Reporting Person. Ronald D. Ormand serves as a director of the Issuer and the Reporting Person, and is the Executive Vice President, Chief Financial Officer of the Reporting Person. David S. Krueger is the Vice President and Chief Financial Officer of the Issuer and the Senior Vice President and Chief Accounting Officer of the Reporting Person. These individuals take and will continue to take active roles in the Issuer’s and the Reporting Person’s management and strategic direction.

Other than as described above, the Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters described in Items 4(a)-(i) of this Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 2,726,722 shares of Common Stock, consisting of 1,846,722 shares of Common Stock and 880,000 shares of Common Stock that are issuable upon conversion of the Convertible Note (excluding accrued interest), which represents approximately 9.5% of the entire issued share capital of the Issuer (based on 25,886,392 outstanding shares of Common Stock, which is the total number of shares issued and outstanding as of November 14, 2011).

(b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the above-referenced 2,726,722 shares of Common Stock, and does not share the power to vote or dispose of such shares.

(c) Neither the Reporting Person nor, to the knowledge of the Reporting Person without inquiry, any person named in Schedule A attached hereto, has effected any transaction in the Issuer’s Common Stock during the past 60 days, except that on January 3, 2012, Gary C. Evans made open market purchases of 5,000 shares of Common Stock at a purchase price of $0.86 per share and 5,000 shares of Common Stock at a purchase price of $0.87 per share in the name of his child in a custodian account.

(d) The above-referenced shares of Common Stock are directly owned by Triad, a private company and wholly owned subsidiary of the Reporting Person, with its principal executive offices at 777 Post Oak Boulevard, Suite 650 Houston, Texas 77056. Triad has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above-referenced shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 above, to the knowledge of the Reporting Person without inquiry, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer to which the Reporting Person is a party, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGNUM HUNTER RESOURCES CORPORATION

By:	/s/ Gary C. Evans
Name:	Gary C. Evans
Title:	Chairman and Chief Executive Officer

Dated: February 27, 2012

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF
MAGNUM HUNTER RESOURCES CORPORATION

Executive Officers of Magnum Hunter Resources Corporation

Name	Position
Gary C. Evans	Chairman and Chief Executive Officer
Ronald D. Ormand	Executive Vice President, Chief Financial Officer
Jim Denny	Executive Vice President of Operations
H.C. “Kip” Ferguson, III	Executive Vice President of Exploration
R. Glenn Dawson	President of the Williston Basin Division
Richard S. Farrell	Senior Vice President of Business Development and Land of Triad Hunter, LLC
Paul M. Johnston	Senior Vice President and General Counsel
Don Kirkendall	Senior Vice President of Administration and Product Marketing
David S. Krueger	Senior Vice President and Chief Accounting Officer
Kirk Trosclair	Senior Vice President of Equipment Services
Brian G. Burgher	Senior Vice President of Land

All individuals named in the table above are employed by Magnum Hunter Resources Corporation, except for Mr. Farrell, who is employed by Triad Hunter, LLC, a wholly-owned subsidiary of Magnum Hunter Resources Corporation. The address of Magnum Hunter Resources Corporation’s and Triad Hunter, LLC’s principal executive offices is 777 Post Oak Boulevard, Suite 650 Houston, Texas 77056.

Directors of Magnum Hunter Resources Corporation

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Gary C. Evans	Chairman and Chief Executive Officer, Magnum Hunter Resources Corporation	c/o Magnum Hunter Resources Corporation 777 Post Oak Boulevard, Suite 650 Houston, Texas 77056

Brad Bynum	Chief Financial Officer, Hall-Houston Exploration Partners, L.L.C.	c/o Hall-Houston Exploration Partners, L.L.C. 4605 Post Oak Place Drive #100 Houston, Texas 77027

Ronald D. Ormand	Executive Vice President and Chief Financial Officer, Magnum Hunter Resources Corporation	c/o Magnum Hunter Resources Corporation 777 Post Oak Boulevard, Suite 650 Houston, Texas 77056

Joe L. McClaugherty	Senior Partner of McClaugherty & Silver, P.C.	c/o McClaugherty & Silver, P.C. 55 Old Santa Fe Trail Santa Fe, New Mexico 87501

Steven Pfeifer	Managing Member, P.O.&G Resources – Texas, LLC	c/o P.O.&G Resources – Texas, LLC 5847 San Felipe Street #940 Houston, Texas 77057

Jeff Swanson	Chairman, Chief Executive Officer and President, GrailQuest Corporation	c/o GrailQuest Corporation 1160 Dairy Ashford, Suite 160 Houston, Texas 77079

J. Raleigh Bailes	Certified Public Accountant, Bailes Bates & Associates, LLP	c/o Bailes Bates & Associates, LLP 1650 Highway 6, Suite 470 Sugar Land, Texas 77478

Victor G. Carrillo	Director, Magnum Hunter Resources Corporation	c/o Magnum Hunter Resources Corporation 777 Post Oak Boulevard, Suite 650 Houston, Texas 77056

Stephen C. Hurley	Director, Magnum Hunter Resources Corporation	c/o Magnum Hunter Resources Corporation 777 Post Oak Boulevard, Suite 650 Houston, Texas 77056